Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month		Six month
	period ended		period ended
	June 30,		June 30,
	2004	2003	2004	2003

Net income
Net income - basic and diluted	$2,062	$1,821	$4,085	$3,648

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock outstanding - basic	4,215	4,092	4,206	4,161

Assumed conversion as of the beginning of each period or upon
issuance during a period of stock options outstanding at the end of each period	244	417	259	414

Assumed purchase of treasury stock during each period with proceeds
from conversion of stock options outstanding at the end of each period	(127)	(198)	(131)	(202)

Weighted average common and common
equivalent stock outstanding - diluted	4,332	4,311	4,334	4,373

Earnings Per Common and Common
Equivalent Share
Basic	$0.49	$0.45	$0.97	$0.88

Diluted	$0.48	$0.42	$0.94	$0.83